                           SPINNAKER INDUSTRIES, INC.
                       600 NORTH PEARL STREET, SUITE 2160
                               DALLAS, TEXAS 75201

                                -----------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                             TO BE HELD MAY 29, 1997

                                -----------------

                                                                  April 28, 1997

To the Stockholders of
    SPINNAKER INDUSTRIES, INC.:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Spinnaker Industries, Inc., a Delaware corporation, will be held in the Nice Room, Plaza of the Americas, 650 North Pearl Street, Dallas, Texas 75201 on Thursday, May 29, 1997, at 9:00 a.m., local time, for the following purposes:

     1. To elect seven (7) directors to serve until the next Annual Meeting of Stockholders and until their successors are elected.

     2. To transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

     THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON APRIL 28, 1997, AS THE RECORD DATE FOR THE DETERMINATION OF STOCKHOLDERS ENTITLED TO NOTICE OF, AND TO VOTE AT, THE ANNUAL MEETING AND ANY ADJOURNMENTS THEREOF. IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, BUT WISH YOUR SHARES TO BE VOTED, PLEASE COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT IN THE POSTAGE PAID ENCLOSED ENVELOPE IN ORDER THAT YOUR SHARES OF CLASS A COMMON STOCK OR COMMON STOCK MAY BE REPRESENTED AT THE ANNUAL MEETING.

                              By Order of the Board of Directors,


                              Robert A. Hurwich
                              Secretary

                           SPINNAKER INDUSTRIES, INC.
                       600 NORTH PEARL STREET, SUITE 2160
                               DALLAS, TEXAS 75201

                                -----------------

                                 PROXY STATEMENT

     This Proxy Statement is furnished by the Board of Directors of Spinnaker Industries, Inc., a Delaware corporation (the "Corporation"), in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders to be held in the Nice Room, Plaza of the Americas, 650 North Pearl Street, Dallas, Texas 75201 on Thursday, May 29, 1997, at 9:00 a.m., local time, and at any adjournments thereof (the "Annual Meeting"). This Proxy Statement with the accompanying Proxy are first being mailed to stockholders on or about April 29, 1997.

     The purpose and business of the meeting is:

     (1)  to elect seven (7) directors to serve until the next Annual Meeting;
          and

     (2) to transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

     Only stockholders of record at the close of business on April 28, 1997, will be entitled to vote at the Annual Meeting. As of the close of business on such date, there were outstanding and entitled to vote 3,074,598 shares of the Corporation's Class A Common Stock, no par value ("Class A Common Stock"), and 3,084,211 shares of the Corporation's Common Stock, no par value ("Common Stock"). Each share of Class A Common Stock is entitled to one vote. Each share of Common Stock is entitled to 1/10th of a vote. Where a specific designation is given in the Proxy with respect to the vote on the directors, the Proxy will be voted in accordance with such designation. If no such designation is made, the Proxy will be voted FOR the nominees for directors named in this Proxy Statement. Any stockholder giving a Proxy may revoke it at any time before it is voted at the Annual Meeting by delivering to the Secretary of the Corporation a written notice of revocation or duly executed Proxy bearing a later date or by appearing at the Annual Meeting and revoking his or her Proxy and voting in person.


                              ELECTION OF DIRECTORS

     Seven directors are to be elected at the Annual Meeting to serve until the next Annual Meeting of Stockholders and until their respective successors are elected. Except where authority to vote for directors has been withheld, it is intended that the proxies received pursuant to this solicitation will be voted FOR the nominees named. If for any reason any such nominee is not available for election, such proxies will be voted in favor of the remaining named nominees and may be voted for substitute nominees in place of those who are not candidates. Management, however, has no reason to expect that any of the nominees will be unavailable for election.

     The Bylaws of the Corporation provide that the Board of Directors shall consist of not less than three and no more than nine members and that vacancies on the Board of Directors and newly-created directorships may be filled by the Board of Directors at any meeting.

     The election of directors shall be determined by the affirmative vote of a plurality of the votes cast by stockholders of the Corporation present in person or by proxy at the Annual Meeting and entitled to vote. An automated system administered by the Corporation's transfer agent tabulates the votes. Pursuant to the Delaware General Corporation Law and the Bylaws of the Corporation, shares held by persons who abstain from voting on a proposal will be counted in determining whether a quorum is present, but will not be counted as voting either for or against such proposal. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter. Lynch Manufacturing Corporation ("LMC"), a wholly-owned subsidiary of Lynch Corporation ("Lynch"), is the holder of 73.5% of the Class A Common Stock outstanding and 72.8% of the Common Stock outstanding; therefore, Lynch has the ability to elect each of the nominees set forth below.

     THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES NAMED IN THIS PROXY STATEMENT.

     The following information has been furnished to the Corporation by the nominees for director:

RICHARD J. BOYLE

     Mr. Boyle, age 62, has been a director and Chairman and Chief Executive Officer of the Corporation since June 1994. Mr. Boyle also has served as a Managing Director of Boyle Fleming & Co., Inc. ("BF"), an investment and management firm, since 1993. From 1990 to 1992, Mr. Boyle was President and Chief Executive Officer of LTV Aerospace and Defense Company, a manufacturer of aircraft, missiles, and specialty vehicles. He was Corporate Vice President, Marketing and Business Development of Honeywell Inc., a provider of products and systems for the industrial, building, space, and marine markets from 1987 to 1990. Mr. Boyle is a director of several privately-held companies.

NED N. FLEMING, III

     Mr. Fleming, age 36, became a member of the Board of Directors and President of the Corporation in June 1994. In addition, Mr. Fleming is a Managing Director of BF, a position he has held since 1993. From 1988 to 1993, Mr. Fleming was an Associate at Cardinal Investment Company, Inc., an investment concern. Mr. Fleming serves on the boards of directors of several privately-held companies.

PHILIP WM. COLBURN

     Mr. Colburn, age 68, was elected to the Board of Directors of the Company in March 1996, and has been the Chairman of Allen Telecom Inc. ("ATI") since 1988. From 1988 to 1992, Mr. Colburn was the Chief Executive Officer of ATI. Mr. Colburn is a director of ATI, Superior Industries International, Earl Scheib, Inc. and TransPro, Inc.

ROBERT E. DOLAN

     Mr. Dolan, age 45, became a director of the Company in November 1995. Since February 1992, he has been the Chief Financial Officer of Lynch, and he has been its Controller since May 1990. From 1984 to 1989, Mr. Dolan was the Corporate Controller of Plessy North America Corporation, which was formerly a United States Subsidiary of a United Kingdom defense and telecommunications company.

FRANK E. GRZELECKI

     Mr. Grzelecki, age 59, has served as a director since January 1997. He is President and Chief Operating Officer of Handy & Harman, a New York based diversified industrial manufacturing company. Prior to being named President and Chief Operating Officer in 1992, Mr. Grzelecki had served as Vice Chairman of Handy & Harman since 1989. Mr. Grzelecki currently serves on the board of directors of Handy & Harman, The Morgan Group, Inc., Chartwell Re Corporation, and Barnes Group, Inc.

JOSEPH P. RHEIN

     Mr. Rhein, age 70, has served as a director of the Corporation since 1992 and has been a business consultant since 1989.

ANTHONIE C. VAN EKRIS

     Mr.van Ekris, age 62, has been a director of the Corporation since December 1995. Mr. van Ekris is Chairman and Chief Executive Officer of Balmac International, Inc., a New York based importer of coffee and cocoa and exporter of refrigeration equipment, a position he has held since 1991. He also serves as a Director of The Gabelli US Treasury Money Market Fund, Gabelli Gold Fund, Gabelli International Growth Fund, Inc., The Gabelli Growth Fund, The Gabelli Asset Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Small
Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli Global Telecommunications Fund, The Gabelli Global Securities Fund, The Gabelli Global Interactive Couch Potato Fund, and Gabelli Capital Asset Fund.

     OTHER OFFICERS AND EXECUTIVE OFFICERS OF THE CORPORATION

K.C. CALDABAUGH

     Mr. Caldabaugh, age 50, has been the Chairman, Chief Executive Officer, and President of Brown-Bridge Industries, Inc., a wholly owned subsidiary of the Corporation ("Brown-Bridge"), since September 1994. From 1987 to 1993, he served in various capacities (most recently as Senior Vice President and Chief Financial Officer) of LTV Corporation, a diversified manufacturing firm.

JOHN R. POWERS

     Mr. Powers, age 64, joined Central Products Company, a wholly owned subsidiary of the Corporation ("Central Products"), in 1979 and has been its President since 1981. Mr. Powers currently serves on the Board of Directors of Wisconsin Paper Group and the First National Bank of Menasha.

MARK R. MATTESON

     Mr. Matteson, age 33, became Vice President, Corporate Development of the Corporation in January 1995. During 1994, Mr. Matteson was an Associate at BF. From 1992 to 1994, Mr. Matteson was a Managing Associate at George Group, Incorporated, a corporate re-engineering consulting firm. From 1990 to 1992, Mr. Matteson attended graduate business school at Georgetown University where he earned a Masters degree in business administration.

                 OPERATION OF BOARD OF DIRECTORS AND COMMITTEES

     There were six meetings of the Board of Directors during 1996.

     The Board of Directors has established two standing committees, the Audit Committee and the Compensation Committee. The Audit Committee: (i) recommends to the Board of Directors the appointment of independent auditors; (ii) reviews annual financial reports to stockholders prior to their publication;
(iii) reviews the report by the independent auditors concerning management procedures and policies; and (iv) determines whether the independent auditors have received satisfactory access to the Corporation's financial records and full cooperation of corporate personnel in connection with their audit of the Corporation's records. The Audit Committee met once during 1996. The Audit Committee consists of Messrs. Colburn and Rhein, with Mr. Rhein serving as Chairman of the Audit Committee.

     The Compensation Committee, which was created in August 1996, sets and reviews the compensation of the executive officers of the Corporation. The Compensation Committee did not have any meetings in 1996. The Compensation Committee consists of Messrs. Colburn and van Ekris and, since February 28, 1997, Messrs. Dolan and Grzelecki. Mario J. Gabelli, a former director of the Corporation, served on the Compensation Committee until December 31, 1996. Prior to the formation of the Compensation Committee, compensation matters were determined by the Board of Directors as a whole.

     The Corporation does not have a nominating committee. Nominations for directors and officers are considered by the entire Board of Directors. The Corporation maintains, through Lynch, an insurance policy which provides for indemnification of each director (and officer) against certain liabilities that each may incur in his capacity as such.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Dolan and Gabelli are executive officers of Lynch, which through LMC owns approximately 73.5% and 72.8%, respectively, of the outstanding Class A Common Stock and the Common Stock of the Corporation. See "Report on Executive Compensation."

     In June 1994, before Messrs. Boyle and Fleming became directors and executive officers of the Corporation, the Corporation entered into the Management Agreement (as defined) with BF, pursuant to which Mr. Boyle became the Chairman of the Board and Chief Executive Officer and Mr. Fleming became the President of the Corporation and both were elected to the Board of Directors. See "Certain Transactions."


                            COMPENSATION OF DIRECTORS

     Each director, who is not also an officer of the Corporation or Lynch receives a director's fee of $1,000 per month of the director's tenure plus $1,000 for each Board or committee meeting the director attends. In addition, pursuant to the Spinnaker Industries, Inc. Directors Stock Option Plan, each director also was granted options for 10,000 shares of Class A Common Stock and 10,000 shares of Common Stock (after giving effect to the stock split effected August 16, 1996 (the "Stock Split"), whereby each share of the Corporation's then outstanding common stock, no par value (the "Old Stock"), was designated "Class A Common Stock" and was entitled to receive one share of Common Stock), which vest over a period of two years. All persons becoming directors after the Stock Split, including Mr. Grzelecki, would receive new directors options for 10,000 shares of Common Stock which vest over a period of two years. Joseph P. Rhein, Philip Wm. Colburn, Anthonie van Ekris and Frank E. Grzelecki are the only directors eligible to be paid director's fees. Pursuant to an agreement with LMC, Mr. Colburn receives annual compensation from LMC equal to the difference between $50,000 and the director's fees paid to him by the Corporation each year for serving as a director of the

Corporation.


                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The following table sets forth on an accrual basis for the three fiscal years ended December 31, 1996, the compensation paid to the Chief Executive Officer of the Company and the three other most highly compensated executive officers who earned more than $100,000.

                        SUMMARY COMPENSATION TABLE (1)(2)

                                                                                 Other Annual         All other
Name and Principal Position         Year       Salary($)         Bonus($)    Compensation ($)(3)   Compensation ($)
---------------------------         ----       ---------        ----------   -------------------   ----------------
Richard J. Boyle                    1996        33,333(4)           ---(4)            ---                ---
 Chairman and Chief Executive       1995           ---(4)           ---(4)            ---                ---
 Officer (4)                        1994           ---(4)           ---(4)            ---                ---

Ned N. Fleming, III                 1996       100,000(4)           ---(4)          2,908                ---
 President (4)                      1995           ---(4)           ---(4)            ---                ---
                                    1994           ---(4)           ---(4)            ---                ---

K.C. Caldabaugh                     1996       270,000          100,000            17,275            311,520(5)(6)
 Chairman, Chief Executive          1995       250,000              ---             3,000            169,572(7)
 Officer and President of           1994           ---(8)           ---               ---                ---
 Brown-Bridge(8)

John R. Powers                      1996       194,300              ---            15,192              4,750(10)
 President of Central Products(9)   1995       194,300(9)       194,300(9)(11)     11,500(9)           3,000(9)

--------------------

(1) Neither the Chief Executive Officer nor any of the other three most highly compensated executive officers was employed by the Corporation before 1994.

(2) Except as noted, the Corporation does not maintain (1) any stock option or other similar compensation plan involving the issuance of common stock, or
     (2) any other long-term or incentive compensation agreements.

(3)  Includes automobile allowances and club membership dues.

(4) Mr. Boyle and Mr. Fleming were elected Chairman of the Board and Chief Executive Officer, and President, respectively, in 1994, pursuant to the terms of the Management Agreement and other related agreements. During the term of the Management Agreement, they received no salary from the Corporation, but under the Management Agreement, BF received a management fee of $200,000 per year, plus the reimbursement of expenses. Effective January 1996, the management fee was increased to $400,000 per year. Such Management Agreement was terminated effective August 31, 1996. Effective upon termination of the Management Agreement, the Corporation began paying Messrs. Boyle and Fleming an aggregate salary of $400,000 per year as employees of the Corporation. See "-- Certain Transactions."

(5) Includes estimated fair value of Brown-Bridge Industries, Inc. stock options (55,000 options) exercised in 1996.

(6) Contribution to the Brown-Bridge Industries, Inc. 401(k) Plan of $4,750 in 1996.

(7) Contribution to the Brown-Bridge Industries, Inc. 401(k) Plan of $4,572 in 1995, in addition to expenses directly related to his relocation from Dallas, Texas to Troy, Ohio that were paid pursuant to an employment agreement ($165,000).

(8) Mr. Caldabaugh became Chairman, Chief Executive Officer and President of Brown-Bridge upon its acquisition by the Corporation in September 1994. As part of Mr. Caldabaugh's employment agreement, Mr. Caldabaugh did not commence to earn any salary until January 1995.

(9) Central Products, formerly a division of Alco Standard Corporation ("Alco"), was acquired in October 1995. Mr. Powers, who ran the division for the seller, continued as the President of Central Products following the Central Products Acquisition. Includes $145,725 of Salary, the $194,300 Bonus, $9,625 in Other Annual Compensation and $3,000 in All Other Compensation that was paid by Alco; thus 87% of the 1995 compensation was paid by the seller. From date of the purchase through year-end, the Corporation paid Mr. Powers $50,450 or 13% of his total 1995 compensation.

(10) Contribution to the Central Products Corporation 401(k) Plan.

(11) Reflects a bonus paid to him by Alco for services rendered during 1995. Pursuant to the acquisition agreement, the seller assumed and paid this bonus obligation.


EMPLOYMENT AGREEMENT AND OTHER COMPENSATION AGREEMENTS

     Mr. Caldabaugh has an employment agreement with Brown-Bridge that expires in September 1999. The agreement provides for an annual salary of $250,000, and severance pay equal to the average annual cash compensation received by him during the three fiscal years immediately preceding termination for any reason other than "just cause," or his death, disability or resignation. The agreement and a similar employment agreement with Richard T. Ray, the Executive Vice President and Chief Financial Officer of Brown-Bridge, granted to Messrs. Caldabaugh and Ray options to purchase up to an aggregate 71,065 shares of Brown-Bridge's common stock at various prices per share (the "Brown-Bridge Options"). Pursuant to an agreement with the Corporation entered into in connection with the merger of a newly-formed wholly owned subsidiary of the Corporation with the former Brown-Bridge entity (the "Brown-Bridge Merger"), the Brown-Bridge Options were accelerated. Messrs. Caldabaugh and Ray exercised their respective Brown-Bridge Options for shares of Brown-Bridge's common stock immediately prior to the exchange of the outstanding shares of Brown-Bridge common stock pursuant to the such merger. See "--Certain Transactions."

                       REPORT OF THE COMPENSATION COMMITTEE

     Until August 31, 1996, compensation matters were determined by the Board as a whole. However, in August 1996, a Compensation Committee was formed and charged with the responsibility for developing the Corporation's executive compensation policies.

COMPENSATION POLICY

     The Compensation Committee is ultimately responsible for compensation paid to the executive officers. As with Messrs. Boyle and Fleming, all executive officers and their compensation levels are reviewed on an annual basis, subject to certain employment and other agreements. In conducting evaluations and determining executive compensation, the Corporation's objectives are to:

     -    Support the achievement of desired Corporation performance.

     - Provide compensation and benefits that will attract and retain superior talent and reward performance.

     - Ensure that there is appropriate linkage between executive compensation and the enhancement of stockholder value.

     Executive compensation is designed to provide an overall level of compensation opportunity that is competitive with companies of comparable size, capitalization, performance and complexity. Actual compensation levels, however, may be greater or less than average competitive levels based upon annual and long-term corporate performance and specific issues peculiar to the Corporation or its subsidiaries, as well as individual performance. Executive compensation is not necessarily determined by specific relationship to objective criteria or benchmarks of corporate performance. Compensation is set for each individual based on a subjective evaluation of the performance of the executive officer, and amounts paid are not subject to particular objective criteria or the attainment of specific results.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

     The compensation policy applied by the Corporation in establishing the compensation for Richard J. Boyle, the Chairman of the Board and Chief Executive Officer of the Corporation, is essentially the same as for other senior executives of the Corporation -- to provide a competitive compensation opportunity that rewards for corporate performance and recognizes individual contribution. For the four months during which Mr. Boyle was an employee of the Corporation, he received compenation of $33,333. Such amount was determined by reference to the management fee received by BF in 1996 from the Corporation under the Management Agreement before it was terminated and to the portion of that fee that was allocated to Mr. Boyle.

                                          Members of the Compensation Committee
                                                       of the Board of Directors

                                                              Philip Wm. Colburn
                                                                 Robert E. Dolan
                                                              Frank E. Grzelecki
                                                              Anthonie van Ekris


                             CORPORATE PERFORMANCE

     The following Performance Graph compares the Corporation's cumulative total stockholder return on the Old Stock, which was split into the Class A Common Stock and the Common Stock pursuant to the Stock Split, for a five-year period (December 31, 1991 to December 31, 1996) with the cumulative total return of the NASDAQ market index (which includes the Corporation) and a peer group of companies described more fully below.

                Comparison of Five-Year Cumulative Total Return *
             Among Spinnaker, NASDAQ Market Index and Peer Group * *

                                                                        LEGEND
SYMBOL  CRSP TOTAL RETURNS INDEX FOR:                                 12/31/91  12/31/92  12/31/93  12/30/94  12/29/95  12/31/96
------  -----------------------------                                 --------  --------  --------  --------  --------  --------
______  * SPINNAKER INDUSTRIES INC.                                     100.0     88.1      93.2      355.9    2155.9    6577.9
______  * NYSE/AMEX/NASDAQ STOCK MARKET (US COMPANIES)                  100.0    109.7     122.0      121.4     165.5     200.6
______  * NYSE/AMEX/NASDAQ STOCKS (SIC 2670-2679 US COMPANIES)          100.0    101.3     117.2      117.8     155.7     200.7
          CONVERTED PAPER AND PAPERBOARD PRODUCTS, EXCEPT CONTAINERS.

 * Assumes $100 invested on December 31, 1991 in the Old Stock. NASDAQ Market Index and both Peer Groups. Total return assumes re-investment of dividends.

** The Peer Group index represents SIC Code 267 - Converted Paper and Paperboard Products (which includes Brown-Bridge and Central Products). This Peer Group consists of twenty-four companies which trade on the NASDAQ, American Stock Exchange or New York Stock Exchange.



                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     As of the close of business on April 28, 1997, the Corporation had 3,074,598 shares of Class A Common Stock, and 3,084,211 shares of Common Stock, issued and outstanding. The following table sets forth the number of shares of Class A Common Stock and Common Stock (which are the only classes of outstanding voting stock of the Corporation) held by persons known to the Corporation to own beneficially more than 5% of such classes of common stock as of April 28, 1997. (For the purposes of reporting beneficial ownership herein, a person is considered the beneficial owner of the shares over which such person holds or shares voting or investment power, including the power to direct the disposition of such shares, or over which such a person can acquire such power within 60 days by, for example, the exercise of stock options or conversion of securities). The following information is reflected in Schedule 13D's, as amended, that have been filed with the Securities and Exchange Commission or that have otherwise been furnished to the Corporation.

                                     CLASS A COMMON STOCK           COMMON STOCK
                                   -------------------------   ------------------------
                                             AMOUNT OF                AMOUNT OF
NAME AND ADDRESS OF                  BENEFICIAL     PERCENT    BENEFICIAL      PERCENT
  BENEFICIAL OWNER                   OWNERSHIP      OF CLASS    OWNERSHIP      OF CLASS
-------------------                  ----------     --------   -----------     --------
Lynch Manufacturing                 2,259,063(1)      73.5%    2,237,203(1)      72.8%
Corporation (1)
100 Douglas Street
Yankton, S.D. 57078

Boyle Fleming & Co., Inc.(2)          679,045(2)(3)   19.0%      678,945(2)(3)   18.0%
600 N. Pearl Street, Suite 2160
Dallas, Texas 75201

-----------------------------

(1) Mario J. Gabelli, of Corporate Center at Rye, Rye, New York, 10580, Chairman of the Board and Chief Executive Officer of Lynch, may be deemed to be a beneficial owner of the Class A Common Stock and the Common Stock owned by Lynch, through LMC, by virtue of his and certain affiliated parties' beneficial ownership of 23.1% of the shares of common stock of Lynch. Mr. Gabelli, however, specifically disclaims beneficial ownership of all shares of the capital stock of the Corporation held by Lynch and LMC. See "Certain Transactions."

(2) Includes 491,469 shares of Class A Common Stock and Common Stock, respectively, issuable upon exercise of the A Warrant (as defined)(as adjusted for two 3-for-2 stock splits that occurred in December 1994 and December 1995, respectively, and the Stock Split). BF, an investment and management firm, is an affiliate of Richard J. Boyle and Ned N. Fleming, III who each own 50% of the outstanding capital stock of BF. Messrs. Boyle and Fleming may be deemed to share voting and dispositive power over these shares; however, Mr. Fleming and Mr. Boyle specifically disclaim beneficial ownership of such shares. See "Certain Transactions".

(3) Determined in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.


                        SECURITY OWNERSHIP OF MANAGEMENT


     The following table sets forth information concerning the beneficial ownership of the capital stock of the Corporation and Lynch by each director of the Corporation, as well as by all directors and executive officers of the Corporation as a group, as of April 28, 1997. For the purposes of reporting beneficial ownership herein, a person is considered the beneficial owner of the shares over which such person holds or shares voting or investment power, including the power to direct the disposition of such shares, or over which such a person can acquire such power within 60 days by, for example, the exercise of stock options or the conversion of securities.


                                                      Amount of Class A Common
                           Amount of Lynch Shares     Stock Shares Beneficially    Amount of Common Stock
                          Beneficially Owned (1)(2)         Owned (1)(2)          Beneficially Owned (1)(2)
                          -------------------------   -------------------------   -------------------------
                          Number of                    Number of                   Number of
        Name               Shares          Percent      Shares         Percent       Shares        Percent
        ----               ------          -------      ------         -------       ------        -------
Richard J. Boyle           1,000              *        679,045(3)       19.0%      679,417(3)       18.1%

Ned N. Fleming, III          ---             ---       679,045(3)       19.0%      678,945(3)       18.0%

Philip Wm. Colburn           ---             ---         5,000(4)         *          5,000(4)         *

Robert E. Dolan              235              *          1,225            *          1,225            *

Anthonie C. van Ekris        ---             ---         5,000(4)         *          5,000(4)         *

Joseph P. Rhein              ---             ---         7,250(4)         *          7,250(4)         *

Frank E. Grzelecki           ---             ---           ---           ---           ---           ---

All Directors and
Officers of the
Corporation as a group
(twelve persons,
including those named
above)                     1,375              *        697,520(3)       18.5%      702,414(3)       18.5%

-------------------
*    Less than one percent.

(1) A person is considered to "beneficially own" the shares over which such person holds or shares voting power or investment power or over which such person can acquire such power within 60 days (for example, through the exercise of stock options or conversion of securities).

(2) Except as otherwise noted, each director and officer has sole voting and investment power with respect to the shares of common stock of the Corporation and Lynch.

(3) Includes 491,469 shares of Class A Common Stock and Common Stock, respectively, issuable upon the exercise of the A Warrant granted to BF in June 1994 (as adjusted for two 3-for-2 stock splits that occurred in December 1994 and December 1995, respectively, and the Stock Split). BF, an investment and management firm, is an affiliate of Richard J. Boyle and Ned N. Fleming, III, who each own 50% of the outstanding capital stock of BF. Messrs. Boyle and Fleming, together with former shareholders of BF, may be deemed to share voting and dispositive power over these shares of Common Stock and Class A Common Stock; however, Mr. Fleming and Mr. Boyle specifically disclaim beneficial ownership of such shares. See "Certain Transactions."

(4) Includes 5,000 shares issuable upon exercise of vested stock options granted pursuant to the Spinnaker Industries, Inc. Directors Stock Option Plan.


                              CERTAIN TRANSACTIONS

     In June 1994, the Corporation entered into a management agreement with BF (the "Management Agreement"), whereby BF and Messrs. Boyle and Fleming agreed to provide the Corporation with operations management, strategic planning, acquisition analysis and implementation, investment banking, and financial advisory services and the supervision of the Corporation's financial reporting and regulatory obligations. Pursuant to the Management Agreement, Mr. Boyle became the Chairman of the Board and Chief Executive Officer, Mr. Fleming became the President, and both were elected to the Board of Directors of the Corporation. Under the Management Agreement, BF received a management fee of $200,000 per year (increased to $400,000 per year effective January 1, 1996), plus reimbursement of overhead and other expenses. The Corporation has agreed to indemnify BF and its affiliates against certain claims resulting from their providing services to the Corporation pursuant to the Management Agreement. The Management Agreement had an initial term of one year, and was automatically renewed for a term of one additional year ending in June 1996, after which it became terminable upon 90 days' prior notice by either party. Pursuant to notice sent by the Corporation on May 24, 1996, the Management Agreement was terminated effective August 31, 1996. At that time, Messrs. Boyle and Fleming became employees of the Corporation and continued to serve as Chairman and Chief Executive Officer and President, respectively, of the Corporation.

     In June 1994, the Corporation and BF also entered into a warrant purchase agreement, under which BF received a warrant (the "A Warrant") to purchase 678,945 shares of Common Stock and 678,945 shares of Class A Common Stock (as adjusted for the 3-for-2 stock splits that occurred in December 1994 and December 1995 and for the Stock Split) for a price of $2.67 for one share of both Class A Common Stock and Common Stock at any time on or before June 10, 1999. The warrant purchase agreement also grants certain demand and incidental registration rights to BF and certain repurchase rights to the Corporation. In April 1996, in connection with the Corporation incurring indebtedness from Bankers Trust Company (the "Alco Refinancing Debt") as part of the refinancing of indebtedness to Alco, the former owner of Central Products, incurred in connection with the Corporation's acquisition of Central Products, BF partially exercised the A Warrant to the extent of 187,476 shares of Old Stock, which were pledged to secure repayment of the Alco Refinancing Debt. In addition, an agreement with Bankers Trust Company required BF to further exercise the A Warrant if necessary to enable the Corporation to make its interest payments under the Alco Refinancing Debt. BF had pledged the A Warrant and the shares of Common Stock and Class A Common Stock issued or issuable upon exercise thereof to secure repayment of the Alco Refinancing Debt, and all capital stock of the Corporation owned by LMC was pledged to secure repayment of the Alco Refinancing Debt. The Alco Refinancing Debt


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

was repaid with a portion of the net proceeds from the private offering and sale of an aggregate principal amount of $115 million of its 10 3/4% Senior Secured Notes due 2006, Series A, which was consummated on October 23, 1996 (the "Notes Offering").

     When the Corporation acquired its 80.1% interest in the former Brown-Bridge entity, (an acquisition opportunity developed by BF before entering into the Management Agreement), certain affiliates of BF (including Messrs. Boyle and Fleming) and Lynch loaned the Corporation approximately $322,000 and $965,000, respectively under subordinated notes issued by the Corporation (the "Affiliate Notes"), at an interest rate of 18% to help provide the Corporation the capital necessary to fund its portion of the acquisition. The Affiliate Notes were repaid with a portion of the net proceeds of the Notes Offering.

     The minority stockholders of the former Brown-Bridge entity (the "Minority Stockholders"), which included Lynch, certain officers and employees of Brown-Bridge (including Mr. Caldabaugh) and certain affiliates of BF (including Messrs. Boyle and Fleming), all acquired their respective interests on the same terms and conditions as the Corporation. Prior to the Notes Offering, the common stock of Brown-Bridge held by the Minority Stockholders was acquired by the Corporation for approximately $2.3 million and 9,613 shares of Common Stock. In addition, as part of the consideration for the shares of capital stock of the former Brown-Bridge entity that were acquired pursuant to the Brown-Bridge Merger, the Minority Stockholders received the right to a contingent payment, which is exercisable at any time during the period beginning October 1, 1998 and ending September 30, 2000. The value of the contingent payment is equal to the percentage of the capital stock of the former Brown-Bridge entity owned by such stockholder at the time of the Brown-Bridge Merger multiplied by 75% of the fair market value of the capital stock of Brown-Bridge, as determined in accordance with certain economic assumptions, as of the date such right is exercised, less the consideration already received pursuant to the Brown-Bridge Merger. The contingent purchase price is payable through the issuance of Common Stock of the Corporation, unless the Corporation elects to pay the contingent price in cash. If such payments are made in cash, they could give rise to a default under the Indenture, unless there is sufficient availability under provisions regarding Restricted Payments contained in the Indenture. The Minority Stockholders were granted demand and incidental registration rights for their shares of Common Stock received in connection with the Brown-Bridge Merger. In connection with the Brown-Bridge Merger and other related agreements, Brown-Bridge accelerated all of the Brown-Bridge Options, which were owned by Mr. K.C. Caldabaugh, the Chairman, Chief Executive Officer and President of Brown-Bridge, and Mr. Richard T. Ray, the Executive Vice President and Chief Financial Officer of Brown-Bridge. In addition, pursuant to agreements with such officers, the Corporation loaned such officers an amount equal to the corporate tax benefit resulting to the Corporation from the deduction received by it (or its consolidated group) as a result of the early vesting of such options, which is evidenced by promissory notes executed by such officers. The promissory notes had an aggregate principal amount at closing of the Notes Offering of approximately $225,000, bear interest at the rate of 6.02% per annum, shall mature and be repayable on the 90th day after the contingent payment is made, and are secured by each officer's rights to receive such contingent payments.

     The Corporation is a party to a management agreement with Lynch that provides for Lynch to render management, financial and other services to the Corporation in exchange for an annual payment of management fees, the amount of which is subject to review each year. Pursuant to the foregoing management agreement, Lynch was paid $100,000 for the year ended December 31, 1996.

     In connection with the Corporation's acquisition of Central Products, Lynch guaranteed $25 million of indebtedness of the Corporation and undertook certain other obligations. Under the terms of agreements dated October 3, 1995, the Corporation agreed to pay Lynch a monthly fee equal to 0.5% of the principal amount guaranteed by Lynch. The Corporation accrued $750,000 in fees payable to Lynch through March 31, 1996 (the termination date of the agreement), which were paid with a portion of the proceeds of the Notes Offering.

                     RELATIONSHIP WITH INDEPENDENT AUDITORS

     Representatives of Ernst & Young, the Corporation's auditors for 1996, are expected to be available at the Annual Meeting with the opportunity to make a statement if they desire to do so and to answer appropriate questions. The Corporation has not yet selected a principal auditor for 1997.

     Ernst & Young has expressed reliance on Deloitte & Touche LLP ("Deloitte & Touche") audits of Central Products for 1996 and 1995. Deloitte & Touche's report on Central Products' financial statements contained no adverse opinion or disclaimer opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.


                              STOCKHOLDER PROPOSALS

     Any stockholder proposal to be presented for action at the next meeting of stockholders pursuant to the provisions of Rule 14a-8, under the Securities Exchange Act of 1934, must be received at the Corporation's principal executive offices no later than January 1, 1998, for inclusion in the proxy statement and form of proxy relating to the 1998 Annual Meeting.


                                  MISCELLANEOUS

     The Board of Directors knows of no other matters that are likely to come before the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is the intention of the persons named in the accompanying form of Proxy to vote on such matters in accordance with their best judgment.

     The solicitation of proxies is made on behalf of the Board of Directors of the Corporation, and the cost thereof will be borne by the Corporation. The Corporation will also reimburse brokerage firms and nominees for their expenses in forwarding proxy material to beneficial owners of the Class A Common Stock and the Common Stock of the Corporation. In addition, officers and employees of the Corporation (none of whom will receive any compensation therefor in addition to their regular compensation) may solicit proxies. The solicitation will be made by mail and, in addition, may be made by telegrams, personal interviews, or telephone.

                                  ANNUAL REPORT

     The Corporation's Annual Report to Stockholders for the fiscal year ended December 31, 1996, is being sent to each stockholder. The Annual Report, however, is not to be regarded as part of the proxy soliciting material.

                                       By Order of the Board of Directors



                                       Robert A. Hurwich
                                       Secretary

DATED: April 28, 1997









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